Exhibit 99.2

ANNUAL SERVICER’S CERTIFICATE

YAMAHA MOTOR CORPORATION, U.S.A.

YAMAHA MOTOR MASTER TRUST

The undersigned, duly authorized representative of Yamaha Motor Corporation, U.S.A. (“Yamaha”), as Servicer pursuant to the Amended and Restated Master Pooling and Servicing Agreement, dated as of May 1, 1999 (as amended, the “Pooling and Servicing Agreement”), by and among Yamaha, as Servicer, Yamaha Motor Receivables Corporation, as Transferor (the “Transferor”) and JPMorgan Chase Bank formerly known as The Chase Manhattan Bank (successor to The Fuji Bank and Trust Company), as trustee (in such capacity the “Trustee”), does hereby certify after reasonable investigation that:

1.             Yamaha is, as of the date hereof, the Servicer under the Pooling and Servicing Agreement.  Yamaha’s fiscal year ends on March 31, 2004 of each year.  Capitalized terms used in this Certificate have their respective meanings set forth in the Pooling and Servicing Agreement.

2.             The undersigned is duly authorized pursuant to the Pooling and Servicing Agreement to execute and deliver this certificate to the Trustee.

3.             This certificate is delivered pursuant to Section 3.5 of the Pooling and Servicing Agreement.

4.             A review of the activities of the Servicer during the annual period ended March 31, 2004 and of its performance under the Pooling and Servicing Agreement was conducted under my supervision.

5.             Based on such review, the Servicer has, to the best of my knowledge, fully performed all its obligations under the Pooling and Servicing Agreement throughout such annual period and no event which, with the giving of notice or passage of time or both, would constitute a Servicer Default has occurred. We do note that, due to a calculation error the Monthly Servicing Fee allocable to the 1998-1 Series was underpaid (and distributions to the Transferor were overpaid in an equivalent amount) in fiscal year ended March 31, 2004 in the aggregate by $173,356.81.  Such underpayment will be re-paid to the Servicer on the June 15, 2004 payment date.  Neither the underpayment of the monthly servicing fee nor the correction result in any change to present or future amounts owed or owing to Certificateholders other than the registrant and is not expected to have a material effect on any party to the transaction.

6.             The following is a description of each Servicer Default in the performance of the Servicer’s obligations or Early Amortization Event under the provisions of the Pooling and Servicing Agreement known to me to have occurred during the annual period ended March 31, 2004, which sets forth in detail the (i) nature of each such Servicer Default or Early Amortization Event, (ii) the action taken by the Servicer, if any, to remedy each such Servicer Default or Early Amortization Event and (iii) the current status of each such default:  NONE

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this May 30, 2004.

YAMAHA MOTOR CORPORATION, U.S.A., as Servicer

By:	/s/ RUSSELL D. JURA
Name:	Russell D. Jura
Title:	Senior Vice President